UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC File Number:  000-50689

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	June 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
N/A

PART I — REGISTRANT INFORMATION

BH/RE, L.L.C.
Full Name of Registrant

N/A
Former Name if Applicable

3667 Las Vegas Boulevard South
Address of Principal Executive Office (Street and Number)

Las Vegas, Nevada 89109
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

BH/RE, L.L.C. (the “Company”) is currently in negotiations with contractors and intends to enter into gross maximum price contracts for a substantial portion of the planned renovation work to the Aladdin Resort and Casino, but there is no assurance that it will be able to do so.  Under the terms of these proposed contracts, OpBiz, L.L.C., a subsidiary of the Company (“OpBiz”), expects to make advanced payments to the contractors in exchange for a discount on the total cost of the renovations.  The advanced payments will be recorded as prepaid construction contracts and transferred to OpBiz’s assets on a percentage of completion basis as the work is performed. The cumulative payments to the contractors, project professionals and consultants are expected to exceed the minimum spend requirements defined in the Amended and Restated Loan and Facilities Agreement among OpBiz, the lenders party thereto and The Bank of New York, Asset Solutions Division, as administrative and collateral agent (the “Credit Agreement”), particularly the requirement that OpBiz spend an aggregate amount equal to $72.0 million on renovation capital by August 31, 2006. OpBiz intends to make advanced payments to the contractors prior to August 31, 2006.  Accordingly, OpBiz does not anticipate it will be required to make a mandatory prepayment of amounts outstanding under the Credit Agreement for a renovation spend shortfall; however, there can be no assurance that it will not be required to do so.  In the event that a prepayment of the Credit Agreement is required, a portion of the Company’s outstanding indebtedness would be reclassified as a current liability as of June 30, 2006.  Accordingly, the Company cannot finalize its financial statements for the period ended June 30, 2006 until the advance payment is made or it is otherwise determined that no prepayment of the Credit Agreement will be required.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this report contain forward-looking statements with respect to the Company’s business, financial condition, results of operations, liquidity and capital resources.  These statements can be identified by the words “believes,” “intends,” “expects,” “anticipates,” “plans,” “estimates” and similar expressions.  These forward-looking statements are subject to numerous risks and uncertainties, including but not limited to the risk factors described from time to time in the Company’s filings with the Securities and Exchange Commission.  These factors could cause the Company’s actual results to differ materially from those expressed in the forward-looking statements.  You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date thereof. Factors or events may emerge from time to time and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update or revise any forward-looking statements to reflect new information, changed circumstances or unanticipated events.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Donna Lehmann	(702)	785-5555
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects a 57.5% decrease in operating income from approximately $6.4 million for the three months ended June 30, 2005 to approximately $2.7 million for the three months ended June 30, 2006 and a 46.6% decrease in operating income from $20.5 million for the six months ended June 30, 2005 to $11.0 million for the six months ended June 30, 2006.  The Company’s net loss is expected to increase from approximately $7.1 million for the three months ended June 30, 2005 to $9.0 million for the three months ended June 30, 2006 and from approximately $6.7 million for the six months ended June 30, 2005 to approximately $14.4 million for the six months ended June 30, 2006.  The primary reason for the decline in operating income and the increase in net loss is business disruption related to the renovation project.

BH/RE, L.L.C.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 14, 2006	By	/s/ Donna Lehmann
Donna Lehmann
Treasurer and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).